SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 7)1

                           SEA PINES ASSOCIATES, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                Units consisting of 750 shares of Common Stock (no
                   par) and 500 shares of Series A Cumulative
                                 Preferred Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    811991942
                                ----------------
                                 (CUSIP Number)

                  Juanita Weber Moorehead, CCA Industries, Inc.
               One James Center, 901 East Cary Street, Suite 1500
                     Richmond, Virginia 23219 (804) 643-4200
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

             February 10, 2000, February, 2000 and December 31, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
--------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




  --------------------------------------                                       -------------------------------------
           CUSIP No. 811991942                       SCHEDULE 13D                       Page 2 of 8 Pages
  --------------------------------------                                       -------------------------------------

  ------------------------------------------------------------------------------------------------------------------
  1         NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L.F.
            Loree, III, Successor Co-Trustee under an Irrevocable Trust
            Agreement dated November 12, 1986 by William H. Goodwin, Jr., creating five separate trusts for the benefit of each of William H.
            Goodwin, III, Molly S. Goodwin, Matthew T. Goodwin, Sarah C. Goodwin
            and Peter O. Goodwin

  -----------------------------------------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)      |_|
                                                                                   (b)      |X|

  -----------------------------------------------------------------------------------------------------------------
  3         SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------
  4         SOURCE OF FUNDS*

            PF
-------------------------------------------------------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
            |_|

            Not Applicable
-------------------------------------------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Commonwealth of Virginia, United States of America
-------------------------------------------------------------------------------------------------------------------
         NUMBER OF          7       SOLE VOTING POWER

           SHARES                   -0-
                            ---------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
        BENEFICIALLY
                                    -0-
                            ---------------------------------------------------------------------------------------
       OWNED BY EACH        9       SOLE DISPOSITIVE POWER

         REPORTING                  -0-
                            ---------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
        PERSON WITH
                                    -0-
-------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
-------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                |-|
            Not Applicable
 ------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0% (of each of Common Stock and Series A Cumulative Preferred Stock)
-------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            00
-------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages





  --------------------------------------                                       -------------------------------------
           CUSIP No. 811991942                       SCHEDULE 13D                       Page 3 of 8 Pages
  --------------------------------------                                       -------------------------------------

--------------------------------------------------------------------------------------------------------------------
  1         NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norwood
            H. Davis, Jr., Successor Co-Trustee under an Irrevocable Trust
            Agreement dated November 12, 1986 by William H. Goodwin, Jr., creating five separate trusts for the benefit of each of William H.
            Goodwin, III, Molly S. Goodwin, Matthew T. Goodwin, Sarah C. Goodwin
            and Peter O. Goodwin

--------------------------------------------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)      |_|
                                                                                   (b)      |X|
--------------------------------------------------------------------------------------------------------------------
  3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
  4         SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)           |_|

            Not Applicable
--------------------------------------------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Commonwealth of Virginia, United States of America
--------------------------------------------------------------------------------------------------------------------
         NUMBER OF          7       SOLE VOTING POWER

           SHARES                   -0-
                            ----------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
        BENEFICIALLY
                                    -0-
                            ----------------------------------------------------------------------------------------
       OWNED BY EACH        9       SOLE DISPOSITIVE POWER

         REPORTING                  -0-
                            ----------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
        PERSON WITH
                                    -0-
--------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
--------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                |_|
            Not Applicable
--------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0% (of each of Common Stock and Series A Cumulative Preferred Stock)
--------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            00
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 8 Pages

                                    AMENDMENT
                                       TO
                                  SCHEDULE 13D
                                       FOR
                              NORWOOD H. DAVIS, JR.
                                       AND
                                 L.F. LOREE, III
  CO-SUCCESSOR TRUSTEES (the "TRUSTEES") UNDER AN IRREVOCABLE TRUST AGREEMENT
   DATED NOVEMBER 12, 1986 (the "IRREVOCABLE TRUST AGREEMENT") BY WILLIAM H. GOODWIN, JR., CREATING FIVE SEPARATE TRUSTS (the "TRUSTS") FOR THE BENEFIT OF
  WILLIAM HUNTER GOODWIN, III, MOLLY SHEPHERD GOODWIN, MATTHEW TOLLEY GOODWIN,
                  SARAH CAMP GOODWIN AND PETER OVERTON GOODWIN


         This amendment to Schedule 13D is being filed to report the following three events:

         (A) On February 10, 2000, the Trustees purchased an additional three units of the securities of Sea Pines Associates, Inc. ("Units"). Each Unit consisted of 750 shares of Common Stock, no par value (the "Common Stock"), and 500 shares of Series A Preferred Stock (the "Preferred Stock") of Sea Pines Associates, Inc. (the "Issuer"). Following such purchase, the Trustees held in trust a total of 479 units, representing 359,250 shares of Common Stock and 239,500 shares of Preferred Stock.

         (B) On December 21, 1999, the Issuer implemented an exchange offer (the "Exchange Offer") whereby each holder of Preferred Stock could, among other options, exchange each such share for 2.5 shares of Common Stock. In February, 2000, the Trustees exchanged all 239,500 shares of Preferred Stock held in trust for 598,750 shares of Common Stock. Following such exchange, the Trustees held in trust a total of 958,000 shares of Common Stock.

         (C) On December 31, 2000, the Trustees transferred all 958,000 shares of Common Stock held by them in trust to the Riverstone Group, LLC, a Virginia limited liability company ("Riverstone"), whose members are the former beneficiaries of the Trust.

         As a consequence of the events described in (C) above, the Trustees are no longer persons subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the regulations promulgated thereunder, with respect to the Units, the Common Stock or the Preferred Stock of the Issuer. Accordingly, the obligations of the Trustees to report thereunder have terminated.

Item 3.           Source and Amount of Funds and Other Consideration

         (a) On February 10, 2000, the Trustees on behalf of the Trusts purchased an additional three Units for a total of $6,200.00. As described above, each Unit consists of 750 shares of Common Stock and 500 shares of Preferred Stock. Accordingly, pursuant to the purchase of the three Units, the Trustees acquired an additional 2,250 shares of Common Stock

                               Page 4 of 8 Pages
and 1,500 shares of Preferred Stock. The funds utilized for such purchases were personal funds of the Trusts.

         (b) In February, 2000, as described above, the Trustees on behalf of the Trusts exercised their rights under the Exchange Offer and exchanged 239,500 shares of Preferred Stock for 598,750 shares of Common Stock.

Item 4.           Purpose of Transaction

         The Trusts acquired the Units and the shares of Common Stock in the transactions described in Item 3 above for investment purposes.

         There are no plans or proposals that the Trust or the Trustees may have that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

                               Page 5 of 8 Pages

Item 5.           Interest in Securities of the Issuer

         (a) (i) Following the acquisition transaction on February 10, 2000, described in Item 3(a) above, the Trustees, jointly on behalf of the Trusts, beneficially owned a total of 479 Units, consisting of 359,250 shares of Common Stock and 239,500 shares of Preferred Stock or approximately 19.5% of all outstanding Units and likewise of each such class of capital stock. The Trusts purchased such additional three Units in an open market transaction.

                 (ii) Following the exercise by the Trustees of their rights under the Exchange Offer as described in Item 3(b) above, the Trustees, jointly on behalf of the Trusts, beneficially owned 958,000 shares of Common Stock and no shares of Preferred Stock and no further Units. The shares of Common Stock held by the Trustees at such time approximated 27.0% of all outstanding shares of the Common Stock of the Issuer.

                  (iii) As described above, on December 31, 2000, the Trustees transferred all 958,000 shares of Common Stock held by the Trusts to Riverstone. Prior to such transfer, such shares of Common Stock approximated 27.0 % of all outstanding shares of Common Stock. Following such transfer, the Trustees and the Trusts beneficially owned no Units, shares of either Common Stock or Preferred Stock or any other equity securities of the Issuer.

         (b) Each Trust owned an equal portion of the Units and Preferred Stock and Common Stock reported in this Schedule. Neither Trustee had sole power to vote or direct the disposition of the Units. The Trustees shared the power to vote or direct the disposition of the Units and the related shares of Common Stock and Preferred Stock.

         (c) Not applicable.

         (d) Not applicable.

         (e) On December 31, 2000, upon the transfer of all of its holdings of Common Stock to Riverstone, the Trusts ceased to own any (and therefore less than 5%) of the Common Stock of any of the equity securities of the Issuer.



                               Page 6 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.




Date:  January 7, 2003                      /s/ L.F. Loree, III
                                            ------------------------------------
                                            L.F. Loree, III, Co-Trustee




Attention: Intentional  misstatements  or omissions of fact  constitute  Federal criminal violations (see 18 U.S.C. 1001).


                               Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.




Date:  January 7, 2003                      /s/ Norwood H. Davis, Jr.
                                            ------------------------------------
                                            Norwood H. Davis, Jr., Co-Trustee




Attention: Intentional  misstatements  or omissions of fact  constitute  Federal criminal violations (see 18 U.S.C. 1001).


                               Page 8 of 8 Pages